EXHIBIT 99.1

Legend Biotech Appoints Peter Salovey, Ph.D., to its Board of Directors

SOMERSET, N.J., Aug. 08, 2024 (GLOBE NEWSWIRE) -- Legend Biotech Corporation (NASDAQ: LEGN) (Legend Biotech), a global leader in cell therapy, today announced the appointment of Peter Salovey, Ph.D., President Emeritus of Yale University, to its Board of Directors. Dr. Salovey will serve as an independent director, effective August 9.

“We are pleased to welcome Dr. Salovey to the Legend Board,” said Ying Huang, Ph.D., Chief Executive Officer of Legend Biotech. “Dr. Salovey’s deep experience and wealth of knowledge in medical research and public health will be invaluable to Legend and offer a new and diverse perspective. We look forward to his insights and contributions to the strategic decisions that will strengthen and drive further growth for our Company.”

Dr. Salovey is the Chris Argyris Professor of Psychology and was the twenty-third president of Yale University, serving as president from July 2013 to June 2024. As President, Dr. Salovey led the development of new programs and facilities across the schools and departments of Yale, including restructuring and expanding the Faculty of Arts and Sciences and the School of Engineering and Applied Science, launching the Jackson School of Global Affairs, transitioning the Yale School of Public Health into a self-supporting independent school, and opening two new residential colleges to expand the undergraduate student population by 15%. Before becoming president, Dr. Salovey served as Yale’s provost, dean of Yale College, and dean of the Yale Graduate School of Arts and Sciences. Dr. Salovey also played key roles in multiple Yale healthcare programs, including the Yale Center for Emotional Intelligence, which he founded; the Center for Interdisciplinary Research on AIDS; and the Cancer Prevention Research Program of the Yale Cancer Center. The research conducted in his laboratory focused on health communication and human emotion.

“There has been a lot of momentum within the CAR-T space over the past several years, as it has the potential to transform the treatment paradigm for multiple myeloma patients,” said Dr. Salovey. “I am honored by the opportunity to be part of the Legend Board and collaborate with such a high-caliber organization and leadership team working to bring innovative therapies to patients with debilitating and life-threatening diseases.”

Dr. Salovey received his an A.B. (psychology) and A.M. (sociology) from Stanford University and earned an M.S., M.Phil., and Ph.D. in psychology from Yale University. He completed his internship in clinical health psychology at the West Haven Veterans Administration Medical Center and is a licensed clinical psychologist in the State of Connecticut.

ABOUT LEGEND BIOTECH

Legend Biotech is a global biotechnology company dedicated to treating, and one day curing, life-threatening diseases. Headquartered in Somerset, New Jersey, we are developing advanced cell therapies across a diverse array of technology platforms, including autologous and allogeneic chimeric antigen receptor T-cell, gamma-delta T cell (gd T) and natural killer (NK) cell-based immunotherapy. From our three R&D sites around the world, we apply these innovative technologies to pursue the discovery of cutting-edge therapeutics for patients worldwide.

Learn more at www.legendbiotech.com and follow us on X (formerly Twitter) and LinkedIn.

INVESTOR CONTACT:

Jessie Yeung
Tel: (732) 956-8271
jessie.yeung@legendbiotech.com

PRESS CONTACT:

Mary Ann Ondish
Tel: (914) 552-4625
media@legendbiotech.com